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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):

August 14, 2007

DATAJUNGLE SOFTWARE INC.
(Exact Name of Registrant as Specified in its Charter)

NEVADA	001-05996	91-0835748
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Hines Road, Suite 202, Ottawa, Ontario, Canada	K2K 3C7
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (613) 254-7246

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On August 14, 2007, DataJungle Software Inc. (the "Company") entered into a Consulting Agreement (the "Agreement") whereby Robert Lendvai (the "Consultant") agreed to provide services to the Company consistent with that of a chief marketing officer until August 15, 2008. The terms of the Agreement are as follows:

- The Company will pay the Consultant a fee of $10,000 Canadian per month;
- The Company will grant warrants to purchase 1,000,000 restricted shares of common stock of the Company to the Consultant at an exercise price of $0.25 per share for a period of four years upon signing of the Agreement. The warrants will vest on July 31, 2008, have a cashless exercise provision and a provision restricting conversion if the exercise would cause the Consultant and its affiliates to exceed 4.99% of the outstanding shares of common stock of the Company;

Item 3.02 Unregistered Sales of Equity Securities

On August 14, 2007, the Company agreed to issue warrants to purchase 1,000,000 shares of restricted common stock pursuant to the Agreement described in Item 1.01 above.

This transaction was exempt pursuant to Section 4(2) of the Securities Act of 1933.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Effective August 14, 2007, Robert Lendvai was appointed Chief Marketing Officer of the Company pursuant to the Agreement described in Item 1.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

DataJungle Software Inc.

/s/ Larry Bruce

_____
Larry Bruce, Chief Financial Officer, Secretary &
Treasurer
Date: August 20, 2007